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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                            General Automation, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   369032-10-7
         --------------------------------------------------------------
                                 (CUSIP Number)

                          Glenford J. Myers, President
                               RadiSys Corporation
                                RadiSys CPD, Inc.
                           5445 NE Dawson Creek Drive
                             Hillsboro, Oregon 97124
                                 (503) 615-1100
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 14, 2000
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                        1 of 10

                                  SCHEDULE 13D

-------------------------                               ------------------------
 CUSIP No. 369032-10-7                                      Page 2 of 10 Pages
-------------------------                               ------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       RadiSys Corporation
       93-0945232
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       N/A

--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   / /

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Oregon

--------------------------------------------------------------------------------
                        7   SOLE POWER TO DIRECT VOTE

                            1,441,033**
        NUMBER OF      ---------------------------------------------------------
         SHARES         8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY            0
          EACH         ---------------------------------------------------------
       REPORTING        9   SOLE POWER TO DIRECT DISPOSITION
         PERSON
          WITH              1,441,033**
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            0
                       ---------------------------------------------------------

--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,441,033**
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.6%**
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       CO

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                                         2 of 10

   ** The Reporting Person disclaims beneficial ownership of all shares, except to the extent of its pecuniary interest therein, and this Statement shall not be construed as an admission that the Reporting Person is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the shares.


                                                                         3 of 10

                                  SCHEDULE 13D

-------------------------                               ------------------------
 CUSIP No. 369032-10-7                                      Page 3 of 10 Pages
-------------------------                               ------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       RadiSys CPD, Inc.
       04-2738973
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       N/A

--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   / /

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

--------------------------------------------------------------------------------
                        7   SOLE POWER TO DIRECT VOTE

                            1,441,033
        NUMBER OF      ---------------------------------------------------------
         SHARES         8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY            0
          EACH         ---------------------------------------------------------
       REPORTING        9   SOLE POWER TO DIRECT DISPOSITION
         PERSON
          WITH              1,441,033
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            0
                       ---------------------------------------------------------

--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,441,033
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.6%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       CO

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                                         4 of 10

         This Amendment No. 1 to Schedule 13D hereby amends the Schedule 13D filed by the Reporting Persons on October 12, 1999 and relating to the common stock, $0.10 par value ("Common Stock"), of General Automation, Inc., a corporation organized under the laws of Delaware ("GA"), as follows:

ITEM 2.  IDENTITY AND BACKGROUND

         RADISYS CORPORATION. This Statement is filed by RadiSys Corporation, a corporation organized under the laws of Oregon ("RadiSys"), whose business address is 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124. RadiSys' principal business is designing and manufacturing embedded computer solutions used by original equipment manufacturers for products in the telecommunications, manufacturing automation, medical devices, transportation, gaming and retail/office automation industries. During the past five years, RadiSys has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Set forth below are the names, principal occupations and business addresses of the executive officers and directors of RadiSys. Each executive officer and director is a citizen of the United States of America, except for Jean-Claude Peterschmitt, who is a citizen of France. During the past five years, none of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Executive Officers of RadiSys:

NAME                       POSITION WITH RADISYS

Dr. Glenford J. Myers      Chairman of the Board, President and Chief Executive Officer
Stuart F. Cohen            Vice President of Sales and Marketing
Ronald A. Dilbeck          Vice President and General Manager, Computer Platform Division
Arif Kareem                Vice President and General Manager, Telecommunications Division
Stephen F. Loughlin        Vice President of Finance and Administration and Chief Financial Officer

The business address of each executive officer is 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124.


                                                                         5 of 10

Directors of RadiSys:

NAME                                PRINCIPAL OCCUPATION, ADDRESS AND PRINCIPAL BUSINESS OF EMPLOYER AND
                                    BUSINESS ADDRESS OF DIRECTOR

Dr. Glenford J. Myers*              Chairman of the Board, President and Chief Executive Officer
                                    RadiSys Corporation
James F. Dalton                     Vice President, General Counsel and Secretary, Tektronix, Inc.,
                                    an electronics manufacturing company
                                    MS: 63-862
                                    26600 SW Parkway
                                    PO Box 1000
                                    Wilsonville, OR 97070-1000
Richard J. Faubert                  President and CEO, SpeedFam-IPEC, Inc., a semi-conductor capital equipment manufacturing company
                                    305 North 54th Street
                                    Chandler, AZ 85226-2416
C. Scott Gibson                     President, Gibson Enterprises
                                    1900 Twin Points Road
                                    Lake Oswego, OR 97034
Jean-Pierre D. Patkay               Vice President and General Manager, 3Com OEM, a computer
                                    networking company
                                    5400 Bayfront Plaza
                                    Santa Clara, CA 95052-8145
Jean-Claude Peterschmitt*           Retired General Manager, Vice President, Europe and Chairman of the
                                    European Board of Directors, Digital Equipment Corporation
Carl Neun*                          Retired Senior Vice President and Chief Financial Officer, Tektronix,
                                    Inc.


* Business address is 5445 NE Dawson Creek Drive, Hillsboro, OR 97124

         RADISYS CPD, INC. This Statement is filed by RadiSys CPD, Inc., a corporation organized under the laws of Delaware, a wholly owned subsidiary of RadiSys ("RadiSys CPD") formerly known as Sequoia Systems, Inc. and also formerly known as Texas Micro Inc., whose business address is 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124. RadiSys CPD's principal business is designing, manufacturing and marketing embedded computer solutions. During the past five years, RadiSys CPD has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Set forth below are the names, principal occupations and business addresses of the executive officers and directors of RadiSys CPD. Each executive officer and director is a citizen of the United States of America. During the past five years, none of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                                                                         6 of 10

Executive Officers and Directors of RadiSys CPD:

NAME                       POSITION WITH RADISYS CPD

Dr. Glenford J. Myers      Chairman of the Board, President and Chief Executive Officer
Stephen F. Loughlin        Vice President, Chief Financial Officer, Treasurer and Director
David Cunningham*          Secretary

         * Principal occupation is as in-house counsel at RadiSys

The business address of each executive officer and director is 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124.

ITEM 4.  PURPOSE OF TRANSACTION

                  On September 30, 1999, RadiSys CPD and GA entered into a Letter Agreement, a copy of which was previously filed as Exhibit A to the
Schedule 13D filed by the Reporting Persons on October 12, 1999 and incorporated by reference therein. Pursuant to the terms of the Letter Agreement, to satisfy indebtedness it owed to RadiSys CPD, GA (a) made a cash payment of $1.5 million to RadiSys CPD on September 30, 1999, (b) issued one promissory note to RadiSys CPD evidencing a principal amount of $250,000 and a second promissory note evidencing a principal amount of $500,000 (the "$500,000 Note"), a copy of which $500,000 Note was previously filed as Exhibit B to the Schedule 13D filed by the Reporting Persons on October 12, 1999 and incorporated by reference therein, and
(c) agreed to issue 1,133,333 shares of GA's common stock to RadiSys CPD on or before October 30, 1999. The 1,133,333 shares of GA's common stock were issued to RadiSys CPD in October 1999.

                  On January 26, 2000, RadiSys CPD and GA entered into an Allonge to Promissory Note (the "Allonge"), a copy of which is attached hereto as Exhibit A and incorporated by reference herein, amending the terms of the $500,000 Note to extend the maturity date thereof to March 15, 2000.

                  Pursuant to the terms of the Letter Agreement and the $500,000 Note, as amended by the Allonge, because GA was unable to obtain financing before March 15, 2000, it may, in its sole discretion, elect to satisfy its entire obligation under the $500,000 Note by executing and delivering to RadiSys CPD or any other holder of the $500,000 Note (1) a secured convertible promissory note (the "Secured Note") with an original principal amount equal to the sum of the then outstanding principal balance of the $500,000 Note and all accrued but unpaid interest then owed on the $500,000 Note and (2) a warrant to purchase (the "Warrant") shares of GA common stock equal to (a) the original principal amount of the Secured Note divided by (b) $8.00. The exercise price of the Warrant would be $0.45 per share. Interest accrues on the $500,000 Note at the rate of 10% per annum. The outstanding balance on the Secured Note would be convertible into shares of GA common stock at a rate equal to $0.73 per share.

                  THE FOREGOING SUMMARY OF THE LETTER AGREEMENT AND THE $500,000
NOTE IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THOSE DOCUMENTS, WHICH WERE FILED AS EXHIBITS TO THE SCHEDULE 13D FILED BY THE REPORTING PERSONS ON OCTOBER 12, 1999 AND WHICH ARE INCORPORATED BY REFERENCE HEREIN. THE FOREGOING SUMMARY OF THE ALLONGE IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THAT DOCUMENT, WHICH IS FILED AS AN EXHIBIT TO THIS AMENDMENT NO. 1 TO SCHEDULE 13D.


                                                                         7 of 10

                  The $500,000 Note has not yet been repaid, and the parties are considering possible alternatives with respect to satisfaction of the $500,000 Note.

                  RadiSys and RadiSys CPD will, from time to time, evaluate market opportunities for the sale of the shares of GA common stock directly beneficially owned by RadiSys CPD, and RadiSys CPD may sell all or a portion of its shares of GA common stock in one or more sales pursuant to public or private offerings.

                  Other than the transactions described above and the transactions contemplated by the Letter Agreement, neither RadiSys nor RadiSys CPD has any plans or proposals required to be disclosed in this Item 4.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) - (c) Currently, RadiSys CPD directly beneficially owns 1,441,033 shares (the "Shares") of GA common stock. The Shares represent approximately 10.6% of the outstanding shares of GA common stock. RadiSys CPD has sole power to dispose of and vote the Shares. Except as described in this statement, neither RadiSys, RadiSys CPD nor, to the best knowledge of RadiSys and RadiSys CPD, any of the persons listed in Item 2 above beneficially owns any shares of GA common stock. Except as described in this statement, neither RadiSys, RadiSys CPD nor, to the best of its knowledge, any of the persons listed in Item 2 above has effected any transactions in GA common stock during the past 60 days.

                  Because RadiSys owns 100% of the outstanding shares of RadiSys CPD common stock, it may be deemed to beneficially own the Shares. RadiSys has sole power to direct the vote and disposition of the Shares. RadiSys disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein.

                  (d)  Not applicable.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  See Item 4 with respect to the Letter Agreement, the $500,000 Note, the Secured Note, the Warrant and disclosure that RadiSys CPD and GA are considering possible alternatives with respect to satisfaction of the $500,000 Note.

                  In addition, GA and RadiSys CPD have entered into a Registration Rights Agreement, dated September 30, 1999 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, RadiSys CPD is entitled to include the shares issued to it under the Letter Agreement (the "Registrable Shares") in certain registrations initiated by GA under the Securities Act of 1933, as amended (the "Securities Act"). GA is obligated to pay the expenses of any such registration, with certain exceptions. The Registration Rights Agreement terminates at such time as RadiSys CPD ceases to hold any Registrable Shares and GA has no obligation to issue any further Registrable Shares to RadiSys CPD pursuant to the Letter Agreement. The Registration Rights Agreement includes certain limitations on the rights of Holders thereunder and contains other customary provisions. The Registration Rights Agreement, incorporated by reference herein, was previously filed as Exhibit C to the Schedule 13D filed by the Reporting Persons on October 12, 1999 and incorporated by reference therein.

                                                                         8 of 10

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  The following documents are filed as exhibits:

                  A Letter Agreement, dated September 30, 1999 by and between RadiSys CPD, Inc. and General Automation, Inc. Incorporated by reference to Exhibit A to the
                           Schedule 13D filed by the Reporting Persons on October 12, 1999.

                  B Convertible Promissory Note dated September 30, 1999 issued by General Automation, Inc. to RadiSys CPD, Inc. in the principal amount of $500,000. Incorporated by reference to Exhibit B to the
                           Schedule 13D filed by the Reporting Persons on October 12, 1999.

                  C        Allonge to Promissory Note dated January 26, 2000.

                  D Registration Rights Agreement, dated September 30, 1999 by and between RadiSys CPD, Inc. and General Automation, Inc. Incorporated by reference to Exhibit C to the Schedule 13D filed by the Reporting Persons on October 12, 1999.


                                                                         9 of 10

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2000                           RADISYS CORPORATION
                                              RADISYS CPD, INC.




                                              By: /s/ STEPHEN F. LOUGHLIN
                                                  ------------------------------
                                                      Stephen F. Loughlin
                                                      Chief Financial Officer


                                                                        10 of 10

                                  EXHIBIT INDEX


EXHIBIT NO.                     DESCRIPTION

         A Letter Agreement, dated September 30, 1999 by and between RadiSys CPD, Inc. and General Automation, Inc. Incorporated by reference to Exhibit A to the
                           Schedule 13D filed by the Reporting Persons on October 12, 1999.

         B Convertible Promissory Note dated September 30, 1999 issued by General Automation, Inc. to RadiSys CPD, Inc. in the principal amount of $500,000. Incorporated by reference to Exhibit B to the
                           Schedule 13D filed by the Reporting Persons on October 12, 1999.

         C                 Allonge to Promissory Note dated January 26, 2000.

         D Registration Rights Agreement, dated September 30, 1999 by and between RadiSys CPD, Inc. and General Automation, Inc. Incorporated by reference to Exhibit C to the Schedule 13D filed by the Reporting Persons on October 12, 1999.